UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact September | 2025

Azul Announces Termination of Discussions with Abra

Regarding Potential Business Combination

São Paulo, September 25, 2025 – Azul S.A. ("Azul” or “Company”) (B3: AZUL4; OTC: AZULQ), in continuation of the Material Fact disclosed on January 15, 2025, hereby informs its shareholders and the market in general of the termination of commercial discussions with the controlling entity of Gol Linhas Aéreas Inteligentes S.A. ("Gol"), Abra Group Limited ("Abra") (Azul and Abra being referred to collectively as the "Parties"), which were formalized in the Non-Binding Memorandum of Understanding ("MoU") entered into on January 15, 2025, outlining the terms and conditions of a potential business combination between Azul and Gol.

Additionally, Azul also announces the termination of the commercial cooperation agreement (codeshare) disclosed on May 23, 2024, as per the Notice to the Market released on the same date. In this context, Azul clarifies that it will honor all tickets issued under the commercial cooperation agreement (codeshare).

Finally, Azul reaffirms its commitment to the process of strengthening its capital structure and informs that it will keep its shareholders and the market in general informed of any relevant developments related to the termination of the commercial discussions regarding the potential business combination, as well as the termination of the commercial cooperation agreement (codeshare) mentioned above.

About Azul

Azul S.A. (B3: AZUL4, OTC: AZULQ) is the largest airline in Brazil in terms of number of flights and cities served, operating approximately 1,000 daily flights to more than 150 destinations. With an operating passenger fleet of over 180 aircrafts and more than 15,000 crew members, the Company operates more than 400 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Press Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 25, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer